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                              January 18, 2023

       Png Bee Hin
       Chief Executive Officer
       IMMRSIV Inc.
       1004, Toa Payoh North #04-12
       318995
       Republic of Singapore

                                                        Re: IMMRSIV Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed December 29,
2022
                                                            File No. 333-269055

       Dear Png Bee Hin:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Prospectus Summary
       Summary of Risk Factors, page 5

   1. Please disclose in the prospectus summary that a major contract expired with your most significant customer,
the Ministry of Defence of the Singapore government, which
                                                        resulted in a
significant decrease in revenue during the first half of 2022. We note that the agencies of the
Ministry of Defence of the Singapore government contributed 93.6% and
                                                        90.9% of total revenue
in 2020 and 2021, respectively, but this decreased to 17.7% for the six months ended June
30, 2022. Disclose the status of your attempt to renew your major contract with the
Singapore government, including the estimated timeframe of the renewal as well as the
current stage of your negotiations.
 Png Bee Hin
IMMRSIV Inc.
January 18, 2023
Page 2
Management's Discussion and Analysis
Liquidity and Capital Resources
Operating Activities, page 57

2. Please revise the discussion of liquidity and capital resources to clearly address the approximate $1.5 million of Pre-IPO investment provided by third parties. Disclose the material terms and conditions of this financing here and in the notes to the financial statements, as appropriate.
Financial Statements
Unaudited Interim Condensed Consolidated Statement of Cash Flows, page F-34

3. We note from the trade and other payables disclosure on page F-39 that an IPO investor loaned approximately $1.5 million to LDR Pte. Ltd. in exchange for an unsecured, non-
      interest bearing, convertible obligation that is "subject to share conversion upon the successful completion of the IPO exercise". Tell us why this obligation appears as source of cash from operating activities in LDR Pte. Ltd.'s Statement of Cash Flows for the six
      months ended June 30, 2022 rather than as a financing cash flows activity. Otherwise, please revise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                           Sincerely,
FirstName LastNamePng Bee Hin
                                                           Division of
Corporation Finance
Comapany NameIMMRSIV Inc.
                                                           Office of Technology
January 18, 2023 Page 2
cc:       Meng Ding
FirstName LastName